UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549



____________________________________________________________________________

Application of UNITIL Corporation               )
                                                )    CERTIFICATE PURSUANT TO
and its Subsidiaries on Form U-1                )    RULE 24 UNDER THE PUBLIC
                                                )    UTILITY HOLDING COMPANY ACT
(File No. 70-8623)                              )    of 1935

____________________________________________________________________________


	Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, UNITIL Corporation ("UNITIL"), on behalf of itself and its subsidiaries, Concord Electric Company, Exeter & Hampton Electric Company, Fitchburg Gas and Electric Light Company, UNITIL Power Corp., UNITIL Realty Corp., UNITIL Resources Inc. and UNITIL Service Corp., hereby files the attached quarterly report as required by the Securities and Exchange Commission's order approving short-term borrowings by UNITIL and its subsidiaries and approving the UNITIL System money pool (HCAR. No. 25773; File No. 70-8066; March 29, 1993; File No. 70-8623; July 11, 1995).


Exhibit

Exhibit A -	Quarterly Report of UNITIL Corporation and Its Subsidiaries by
                Short-term Borrowings and Money Pool Transactions for the fourth quarter of 1996.





                              SIGNATURE



   Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.




                                         UNITIL CORPORATION




                                         By: /s/ Gail A. Siart
                                            Gail A. Siart
                                       Treasurer and Secretary


Dated:  January 30, 1997





                                                                   EXHIBIT  A
                         QUARTERLY REPORT BY
                 UNITIL CORPORATION AND ITS SUBSIDIARIES
                       OF SHORT-TERM BORROWINGS
                     AND MONEY POOL TRANSACTIONS
                    FOR THE FOURTH QUARTER OF 1996



                                      Concord   Exeter & Hampton    Fitchburg
                          UNITIL      Electric     Electric      Gas & Electric
                        Corporation   Company      Company        Light Company

(a)
Maximum Principal Amount
of Short-term Borrowings
Outstanding During the
Fourth Quarter:
  Money Pool              N/A       $4,992,531    $3,808,641      $8,508,697
  Banks               $21,400,000      None          None            None

(b)
Average Interest Rate for
the Money Pool Borrowings
During the Fourth Quarter*  N/A        5.634%       5.631%          5.615%

(c)
Maximum Amount Outstanding
By Company for Each Source
of Outside Borrowings
During the Fourth Quarter:
     Bank of Boston       $9,415,000    None         None            None
     Fleet Bank - NH      $8,000,000    None         None            None
     Shawmut Bank, N.A.   $2,000,000    None         None            None
     Citizens Bank        $3,000,000    None         None            None

* Excludes Bank Service and Commitment Fees




                                                                    EXHIBIT A
                        QUARTERLY REPORT BY
                UNITIL CORPORATION AND ITS SUBSIDIARIES
                     OF SHORT-TERM BORROWINGS
                    AND MONEY POOL TRANSACTIONS
                   FOR THE FOURTH QUARTER OF 1996




                         UNITIL         UNITIL         UNITIL          UNITIL
                         Power          Realty         Service       Resources
                         Corp.           Corp.          Corp.           Inc.

(a)
Maximum Principal Amount
of Short-term Borrowings
Outstanding During the
Fourth Quarter:
  Money Pool            $4,333,355     $8,378,934      $702,305       $66,653
  Banks                    None           None           None           None

(b)
Average Interest Rate for
the Money Pool Borrowings
During the Fourth Quarter* 5.508%        5.660%         5.622%         5.378%

(c)
Maximum Amount Outstanding
By Company for Each Source
of Outside Borrowings
During the Fourth Quarter:
     Bank of Boston         None          None           None           None
     Fleet Bank - NH        None          None           None           None
     Shawmut Bank, N.A.     None          None           None           None
     Citizens Bank          None          None           None           None

* Excludes Bank Service and Commitment Fees